1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 10, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1 99.2 99.3 99.4	Announcement on 2026/4/10: Announcement on 2026/4/10: Announcement on 2026/4/10: Announcement on 2026/4/10:	Board of Directors approved donation to related parties Chunghwa Telecom announced its operating results for March 2026 March 2026 sales Board of Directors resolved to invest in IOWN AI Fund I, L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Board of Directors approved donation to related parties

Date of events:2026/04/10

Contents:

1.
Date of occurrence of the event: 2026/04/10
2.
Reason for the donation: To support national tourism policies
3.
Total amount of the donation: NT$ 2 million
4.
Counterparty to the donation: Taiwan Tourism Institute
5.
Relationship with the Company: Government-related entity
6.
Name and resume of independent director(s) that expressed an objection or qualified opinion: None
7.
Objection or qualified opinion by the aforementioned independent director(s): None
8.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa Telecom announced its operating results for March 2026

Date of events:2026/04/10

Contents:

1.
Date of occurrence of the event: 2026/04/10
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for March 2026:

The Company's revenue for March 2026 was approximately NT$20.79 billion, income from operation was approximately NT$4.25 billion, net income attributable to stockholders of the parent was approximately NT$3.32 billion, EBITDA was approximately NT$7.65 billion and earnings per share was NT$0.42.

The Company's revenue for the three months ended March 31, 2026 was approximately NT$59.99 billion, income from operation was approximately NT$13.10 billion, net income attributable to stockholders of the parent was approximately NT$10.11 billion, EBITDA was approximately NT$23.30 billion and earnings per share was NT$1.30.

6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.3

Chunghwa Telecom

April 10, 2026

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2026

1) Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
Mar	Net sales	20,788,495	19,328,594	(+) 1,459,901	(+) 7.55%
Jan-Mar	Net sales	59,988,435	55,808,409	(+) 4,180,026	(+) 7.49%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,220,063

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	129,875
	Fair Value	-1,665
	The amount of unrealized gain(loss) recognized this year	-4,870

Settled Position	Total amount of contract	163,304
	The amount of realized gain(loss) recognized this year	3,367

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	129,828
	Fair Value	-1,619
	The amount of unrealized gain(loss) recognized this year	-4,767

Settled Position	Total amount of contract	350,110
	The amount of realized gain(loss) recognized this year	3,665

b Trading purpose: None

EXHIBIT 99.4

Board of Directors resolved to invest in IOWN AI Fund I, L.P.

Date of events:2026/04/10

Contents:

1.
Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): IOWN AI Fund I, L.P.
2.
Date of occurrence of the event: 2026/04/10
3.
Date of the board of directors resolution: 2026/04/10
4.
Other approval date: NA
5.
Amount, unit price, and total monetary amount of the transaction:

(1) Amount and Unit Price: NA

(2) Total monetary amount: US$ 20 Million

6.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

(1) Trading counterparty: IOWN AI Fund I, L.P.

(2) The counterparty is not a related party of the Company.

7.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA
8.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA
9.
Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): NA
10.
Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): NA
11.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

(1) Capital contributions: According to the capital call notices

(2) Other important terms and conditions: According to the Limited Partnership Agreement

12.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

(1) The manner in which the current transaction was decided, the reference basis for the decision on price: According to the Limited Partnership Agreement

(2) The decision-making unit: Board of Directors

13.
Net worth per share of the Company's underlying securities acquired or disposed of: NA
14.
Cumulative no.of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

(1) Cumulative monetary amount: US$20 million

(2) Status of any restriction of rights: None

15.
Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:

(1) To the total assets: 6.26%

(2) To equity attributable to owners of the parent: 8.22%

(3) working capital: NT$14,609,081 thousand

16.
Broker and broker's fee: NA
17.
Concrete purpose or use of the acquisition or disposal: Strategic Investing
18.
Any dissenting opinions of directors to the present transaction: NA
19.
Whether the counterparty of the current transaction is a related party: NA
20.
Date of ratification by supervisors or approval by the Audit Committee: NA
21.
Whether the CPA issued an unreasonable opinion regarding the current transaction: NA
22.
Name of the CPA firm: NA
23.
Name of the CPA: NA
24.
Practice certificate number of the CPA: NA
25.
Whether the transaction involved in change of business model: No
26.
Details on change of business model: NA

27.
Details on transactions with the counterparty for the past year and the expected coming year: NA
28.
Source of funds: Working capital
29.
Date on which material information regarding the same event has been previously released: NA
30.
Any other matters that need to be specified:

This transaction is denominated in U.S. dollars. The total transaction amount in New Taiwan Dollars is calculated based on an exchange rate of USD to NTD of 1:31.